UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

FORTUNET, INC.

(Name of Subject Company (Issuer))

THE YURI ITKIS GAMING TRUST OF 1993

YI ACQUISITION CORP.

YURI ITKIS

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34969Q100

(CUSIP Number of Class of Securities)

Yuri Itkis
2950 S. Highland Drive, Suite C
Las Vegas, NV  89109
(702) 796-9090

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

Calculation of Filing Fee:

Transaction Valuations(1)	Amount of Filing Fee(2)
$6,271,900	$447

(1)                The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Common Stock of FortuNet, Inc. (“FortuNet”), par value $0.001 per share (the “Shares”), not beneficially owned by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”) at a purchase price of $2.25 per Share, net to the seller in cash. According to FortuNet’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of November 11, 2009, there were 11,054,011 Shares outstanding, of which 8,266,500 are held by the Gaming Trust.  Accordingly, this calculation assumes the purchase of 2,787,511 Shares.

(2)                The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009. The fee equals $71.30 per one million dollars of transaction value.

☒                Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $447

Form or Registration No.:  Schedule TO-T

Filing Party:  The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis

Date Filed:  January 15, 2010

☐                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                third party tender offer subject to Rule 14d-1.

☐                  issuer tender offer subject to Rule 13e-4.

☒                going-private transaction subject to Rule 13e-3.

☐                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on January 15, 2010, as amended and supplemented (the “Schedule TO”) by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), YI Acquisition Corp. and Yuri Itkis. The Schedule TO relates to the offer by the Gaming Trust to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of FortuNet, Inc. (“FortuNet”), not owned by the Gaming Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in this Schedule TO or the Offer to Purchase.

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13

(1)   The Offer expired at midnight, New York City time, on February 17, 2010. According to Continental Stock Transfer and Trust Company, the Depositary for the Offer, a total of 2,016,161 Shares were validly tendered in the Offer, including 27,778 Shares subject to guaranteed delivery. The total of 2,016,161 Shares represents, in the aggregate, approximately 72% of the outstanding Shares not owned by the Trust and approximately 77% of the Shares not owned by the Trust or any of FortuNet’s executive officers or directors.   The total of 2,016,161 Shares, together with the Shares already owned by the Trust, represents approximately 93% of the outstanding Shares.

The Trust has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

The number of Shares tendered pursuant to the Offer satisfies the non-waivable Majority-of-the-Minority Condition and the 90% Condition to the Offer.

After the Trust completes its purchase of the tendered Shares, it will complete the Merger of FortuNet with YI Acquisition Corp. In the Merger:

•   each outstanding Share (including restricted Shares but excluding Shares owned by the Trust or Shares, if any, held by stockholders who are entitled to and who properly exercise dissenters’ rights under Nevada law) will be converted into the right to receive $2.25 per Share, in cash, without interest; and

•   each stock option granted by FortuNet to acquire Shares that is outstanding before the Merger will be cancelled and the holder of that option will be entitled to receive a cash payment equal to the excess, if any, of the $2.25 price per Share paid in the Offer over the exercise price per share of the option.

After the Merger, the Shares will cease to be traded on the Nasdaq Capital Market. The Merger is expected to be completed promptly upon clearance of any required gaming regulatory approvals.

(2)   On February 18, 2010 the Trust issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(1)(xi) and is incorporated herein by reference.

Item 12.  Exhibits

(a)(1)(xi)	Press release, dated February 18, 2010, issued by the Trust

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Yuri Itkis Gaming Trust of 1993

By:	/s/ Yuri Itkis
	Name:	Yuri Itkis
	Title:	Trustee

YI Acquisition Corp.

By:	/s/ Yuri Itkis
	Name:	Yuri Itkis
	Title:	President

Yuri Itkis, an individual

/s/ Yuri Itkis
	Name:	Yuri Itkis

Date:  February 18, 2010

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(xi)	Press release, dated February 18, 2010, issued by the Trust